UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 10 November 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Sir Dave Lewis appointed Diageo plc CEO

Monday 10 November 2025, London, UK

The Board of Directors of Diageo plc ("Diageo") has today appointed Sir Dave Lewis to the role of Chief Executive Officer and Executive Director, effective on 1 January 2026.

Dave is a proven CEO with extensive marketing and brand building experience. He has an outstanding track record leading global consumer businesses, growing world-class brands, and providing operational and financial rigour. Dave served as Group CEO of Tesco plc from 2014 to 2020, where he transformed the business and, prior to this, spent nearly three decades at Unilever, latterly in Executive Committee roles, leading on both marketing and business performance. Additionally, Dave has been the Chair of Haleon, a global leader in consumer healthcare, since its creation in 2022 and is a non-executive board director of PepsiCo Inc. Dave will be stepping down from the Haleon role on 31 December 2025.

Sir John Manzoni, Diageo's Chair, who led the succession process on behalf of the board, said: "We are delighted to welcome Dave as Diageo's new CEO. Having conducted an extensive and thorough global search, the Board unanimously felt that Dave has both the extensive CEO experience, and the proven leadership skills in building and marketing world-leading brands, that is right for Diageo at this time."

Manzoni continued: "We are confident that Dave will work with the team to take Diageo into its next successful chapter in the evolving consumer environment. The Board wishes to recognise and thank Nik Jhangiani for his excellent leadership as Interim CEO and for continuing to drive forward Diageo's sharpened strategy."

Sir Dave Lewis, Chief Executive Officer, said: "Diageo is a world leading business with a portfolio of very strong brands, and I am delighted to be joining the team. The market faces some headwinds but there are also significant opportunities. I look forward to working with the team to face these challenges and realise some of the opportunities in a way which creates shareholder value."

Dave is also a Trustee for The Royal Foundation and the Chair of the World Wildlife Fund in the UK. In recognition of his contribution to business and the food industry in the United Kingdom, Dave was knighted by Her Majesty Queen Elizabeth II in the 2021 New Year's Honours List.

Nik Jhangiani will continue as Interim CEO until the end of December 2025 and then resume his CFO role thereafter. Deirdre Mahlan, having returned to Diageo as Interim CFO, will continue to support Diageo through the transition.

There is no further information required to be disclosed in accordance with UK Listing Rule 6.4.8(R).

Randall Ingber, General Counsel & Company Secretary, is responsible for arranging the release of this announcement on behalf of Diageo.

ENDS

 For further information, please contact:

Media relations:
Rebecca Perry	07590 809101
Clare Cavana	07751 742072
press@diageo.com	07803 856 200

Investor relations:
Sonya Ghobrial	07392 784784
Andy Ryan	07803 854842
Grace Murphy	07514 726167
investor.relations@diageo.com
Notes to editors:

1.    Summary of appointment process and arrangements in relation to Directorate changes

Appointment process and transition

The announcement of Diageo's new CEO reflects the outcome of a rigorous process, conducted by the Board with external support, over the last few months. The process considered both internal and external candidates. The Board examined all candidates against its priorities that the new CEO must be able to deliver a return to consistent and sustainable growth, refresh the strategy to deliver shareholder value in a potentially evolving TBA landscape and understand and deliver for our customers and consumers - both for today and into the future.

Remuneration arrangements in relation to Sir Dave Lewis

Full details of Dave's future remuneration will be included in the Directors' Remuneration Report for the year ending 30 June 2026, following his appointment to the Board.

Dave's remuneration package will include an annual salary of GBP 1,500,000 and a pension contribution (or allowance in lieu) of 14% of base salary. He will also have an annual incentive plan opportunity, bonus deferral, long-term incentive plan opportunity and shareholding requirement as an Executive Director in accordance with Diageo's remuneration policy, as approved by shareholders.

2.    Sir Dave Lewis biography

Sir Dave Lewis joins Diageo from Haleon Plc, where he has been Chair since 2022, having joined from Tesco Plc, a multinational retailer, where he served as Group Chief Executive Officer of Tesco plc, from 2014 until September 2020.

Prior to joining Tesco, he served for 28 years in a variety of management positions with Unilever plc, a global consumer products company. His last two roles, President Americas and Global President for Personal care were on the Global Executive team.

Dave is a non-executive director with PepsiCo and Chairman of Xlinks, a privately owned renewable energy business. He is also a Director of A Birds Eye View and Operating Advisor of CD&R LLP. Dave also serves on the board of a non-profit and charitable organisation as Chair of the World Wildlife Fund-UK. Previously, he served on the Sky plc Board from 2012 to 2016 and was also chair of Champions 12.3, a UN programme seeking to add momentum to the achievement of the UN Sustainable Development Target 12.3 by 2030, and co-chair of the Consumer, Retail and Life Sciences Business Council, which was established to advise the Prime Minister of the United Kingdom.

In recognition of his contribution to business and the food industry in the United Kingdom, Dave was knighted by Her Majesty Queen Elizabeth II in the 2021 New Year's Honours List. He is also appointed as Trustee of the Royal Foundation of the Prince and Princess of Wales.

Dave is married and has two daughters.

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 10 November 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary